Note 7: New accounting pronouncement
In June 2006, FASB issued Interpretation No. 48,
Accounting for Uncertainty in Income Taxes (the
Interpretation). The Interpretation prescribes a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken by a filer in the filers tax return. The Interpretation will become effective for fiscal years beginning after December 15, 2006 but will also apply to tax positions reflected in the funds financial statements as of that date. No determination has been made whether the adoption of the Interpretation will require the fund to make any adjustments to its net assets or have any other effect on the funds financial statements.